September 8, 2006
Via EDGAR
Ms. Melissa N. Rocha, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	M.D.C. Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File No. 001-08951
Dear Ms. Rocha:
On behalf of M.D.C. Holdings, Inc. (the “Company” or “MDC”), we hereby provide the following response to the comment contained in the letter dated August 3, 2006.
Form 10-K for Fiscal Year Ended December 31, 2005
Response: As a follow-up to the Commission’s comments concerning segment reporting, the Company has concluded that it will commence disclosing the following reportable segments for its homebuilding operations:
1.	West – Arizona, California and Nevada markets

2.	Mountain – Colorado and Utah markets

3.	East – Virginia and Maryland markets

4.	Other Homebuilding – Delaware Valley, Illinois, Florida and Texas markets
Additionally, the Company will restate its historical segment disclosures by amending the following SEC filings:
1.	December 31, 2005 Form 10-K

2.	March 31, 2006 Form 10-Q

3.	June 30, 2006 Form 10-Q

Ms. Melissa Rocha, CPA
U. S. Securities and Exchange Commission
September 8, 2006

Please contact the undersigned with any questions at (303) 804-7706 or Joseph H. Fretz, Secretary and Corporate Counsel of the Company at (303) 804-7730.
Sincerely,
M.D.C. Holdings, Inc.
/s/ Paris G. Reece III
Executive Vice President and
Chief Financial Officer